# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Slide Insurance Holdings, Inc., CIK 0001886428
CUSIP: 831349105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4221 W. BOY SCOUT BLVD., SUITE 200, TAMPA, Florida (FL), 33607
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001552968

## Reporting persons
- Bruce Lucas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,906,490; shared voting power 39,875,000; sole dispositive power 11,906,490; shared dispositive power 39,875,000; aggregate amount beneficially owned 51,781,490 (40.1% of the class)
- IIM Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 39,875,000; sole dispositive power 0; shared dispositive power 39,875,000; aggregate amount beneficially owned 39,875,000 (32.6% of the class)

## Item 1. Issuer
Name of issuer: Slide Insurance Holdings, Inc.
Address of issuer's principal executive offices: 4221 W. BOY SCOUT BLVD., SUITE 200, TAMPA, FL, 33607

## Item 2. Person Filing
Name of person filing: This statement is filed by Bruce Lucas, on behalf of himself and IIM Holdings II, LLC, a Florida limited liability company ("IIM Holdings" and together with Mr. Lucas, the "Reporting Persons"). Mr. Lucas is the manager of IIM Holdings. As such, each of Mr. Lucas and IIM Holdings has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, all shares of the Issuer's common stock beneficially owned by IIM Holdings. Mr. Lucas has the sole power to vote, or direct the vote, and sole power to dispose, or to direct the disposition of, 11,906,490 shares of common stock, which consists of (i) 1,135,654 shares of common stock owned directly by Mr. Lucas, (ii) 45,836 shares of common stock underlying restricted stock units that vest within 60 days of the date hereof, (iii) 6,875,000 shares of common stock underlying options that are exercisable within 60 days of the date hereof, (iv) 1,925,000 shares owned by the Emma Cloonen Irrevocable Trust and (v) 1,925,000 owned by the Ava Cloonen Irrevocable Trust. Mr. Lucas is the sole trustee of the Emma Cloonen Irrevocable Trust and the Ava Cloonen Irrevocable Trust.
Address of principal business office or, if none, residence:
The business address for Mr. Lucas is: 4221 W. BOY SCOUT BLVD., SUITE 200 TAMPA, FLORIDA 33607
The business address for IIM Holdings is: 4934 SAINT CROIX DRIVE, TAMPA, FLORIDA 33629
Citizenship: (i) Mr. Lucas is a United States citizen and (ii) IIM Holdings is a Florida limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto. The percentage calculated in Item 11 is based on 122,241,773 shares of common stock outstanding as of October 16, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bruce Lucas: /s/ Bruce Lucas, Bruce Lucas (10/17/2025)
- IIM Holdings II, LLC: /s/ Bruce Lucas, Bruce Lucas, Manager (10/17/2025)